Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

6D BYTES INC.
440 N Wolfe RD M/S 215
Sunnyvale, CA 94085
https://www.blendid.com/

Up to $1,999,993.56 in Series B Preferred Stock at $2.22
Minimum Target Amount: $9,998.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 6D BYTES INC.
Address: 440 N Wolfe RD M/S 215, Sunnyvale, CA 94085
State of Incorporation: DE
Date Incorporated: November 16, 2015

Terms:

Equity

Offering Minimum: $9,998.88 | 4,504 shares of Series B Preferred Stock
Offering Maximum: $1,999,993.56 | 900,898 shares of Series B Preferred Stock
Type of Security Offered: Series B Preferred Stock
Purchase Price of Security Offered: $2.22
Minimum Investment Amount (per investor): $499.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus for Previous Investors | 5% Bonus Shares

Any Previous Investor of Blendid will receive 5% additional bonus shares on their investment.

Time-Based Perks

Friends & Family Bonus

Invest within the first week and receive 20% bonus share
Super Early Bird Bonus

Invest within the second week and receive 15% bonus shares.

VIP Bonus

Invest within the third week and receive 10% bonus shares.

Blendid Bonus

Invest within the fourth week and receive 5% bonus shares.

Amount-Based Perks
$25,000+: Invest 25,000+ and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in*

the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

6D BYTES INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $2.22/ share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $222. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and an audience-based bonus of 5% for being a prior investor, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

6D BYTES INC. (d/b/a Blendid) is a California corporation that builds robotic and artificial intelligence-enabled food automation solutions. The company’s first product, a fully autonomous robotic kiosk, makes healthy smoothies made fresh-on-demand and customized to individual taste and nutrition preferences. Blendid’s kiosks are currently deployed in universities, retail stores, travel stops, and a hospital. The company operates both branded food service locations and licenses its robotic solutions to other food service operators. The Company has deployed in multiple locations in collaboration with Walmart, Sodexo, Love's Travel Stops, Compass Group, and Jamba and is expected to grow these relationships substantially to bring Blendid to various commercial locations nationwide. The company has raised approximately $26 million from crowd investors and institutional investors, including Benhamou Global Ventures, Partech Ventures, and Plug & Play Ventures.

Competitors and Industry

<u>Industry and Market Analysis</u>

The World Bank estimates the food and agriculture industries comprised nearly 10% of

global GDP in 2019, a value of $8 trillion based on an estimated global GDP of $80 trillion. A record $1.71 trillion was spent on food and beverages in 2018 at grocery stores and away-from-home meals and snacks in the U.S. alone. That same year Americans spent 9.7% of their disposable income on food, 5% at home and 4.7% ordering out. According to Meticulous Research, the food robotics market was projected to account for $3.1 billion by 2025, expanding at compound annual growth rate (CAGR) of 13.1% worldwide.

More recently, market research provider Report Linker launched an impact survey to examine the impact COVID-19 and the looming recession are having on the market. In its findings, it estimated the food robotics market to account for $1.9 billion for the year 2020, as of July 2020, and anticipates the market will reach $4.3 billion by 2027. After an early analysis of the business implications of the pandemic, the U.S. market is estimated to account for $574.3 million in 2020. China, the world's second-largest economy, is forecast to reach a projected market size of $755.1 million by the year 2027, growing at a CAGR of 11.6% over 2020 to 2027. Among the other noteworthy geographic markets are Japan and Canada, each forecast to grow at 10.9% and 10.2%, respectively, over the 2020 to 2027 period. Within Europe, Germany is forecast to grow at an 8.7% CAGR.

An increasing focus by consumers on sustainability, health, freshness, and convenience has placed pressure on the food industry to innovate. AI and machine learning are expected to play an increasingly important role in the food industry. In manufacturing capacities, machine learning can be applied to conduct food market analysis. SPD Group notes that more specific use cases include the use of data collection and classification by machine learning algorithms to try to deduce which food tech trends will soon be popular.

Food product companies must also innovate to keep pace with increasing populations, rising population density, and higher caloric intake. By 2030, six in seven people will consume at least 3,000 calories per day. By 2050, the global population is expected to increase to 9.7 billion, with 66% of the said population living in urban areas.

Venture capital investments in food tech hit an all-time high in 2018 reaching $16.3 billion across 1,021 deals. Dollars invested in 2018 nearly quadrupled year-over-year, up from $5.5 billion in 2017 across 872 deals. In 2014, investments in food tech surged to $4.7 billion, up from $2.3 billion in the previous 5 years from 2009 to 2013 combined.

It's also important to note that in recent times, the food tech deal count has increased by over 10% in Q2, 2021 compared to Q1, 2021. Early-stage deals accounted for the majority of deals (62%), up from 46% in the previous quarter. This rise in early-stage deal share points to the issues in the global food system highlighted by the pandemic and the interest in startups who are innovating to address them (source: https://www.cbinsights.com/research/report/food-tech-trends-q2-2021/).

Venture funding for food tech startups surged in the Q1, 2021 to $10.1 billion across 241 deals, a 122.3% quarter-over-quarter increase highlighting the momentum around

food automation in the post-pandemic world (source: https://pitchbook.com/news/reports/q1-2021-emerging-tech-research-foodtech).

Competitors

MisoRobotics: Founded in 2016 in Pasadena, CA, MisoRobotics is a maker of food service automation tools for commercial back-of-house kitchen operations. Miso uses AI, robotics, machine learning, computer vision and data analytics to power its products, which include: Flippy 2, CookRight and Sippy.

Bobacino: Founded in 2020, Bobacino is seeking to fully automate a boba tea bar with the use of robotics and AI. As of 2021 Bobacino had claimed an operational prototype, but did not have any units in market.

Smoothie King: Headquartered in Dallas Texas, Smoothie King is a premier nutritional and lifestyle smoothie bar franchise. The company opened its first store in 1973 and began its franchise expansion in 1989. It now has more than 1,000 stores operating in 34 states, the Caymans, Trinidad, and the Republic of Korea. Its menu offers recipe blends for 28 different fitness blends, 20 slim blends, 17 wellness blends, 17 break time blends, and six kids blends. In 2019, the company was ranked the #1 smoothie franchise in Entrepreneur Magazine's 43rd annual franchise 500 list. In 2018, Smoothie King announced it had achieved record systemwide sales of over $435 million.

Jamba: Founded as Juice Club in 1990 in San Luis Obispo, California, Jamba provides blended whole fruit and vegetable smoothies, bowls, juices, cold-pressed shots, boosts, snacks, and meal replacements. As of 2020, Jamba has more than 850 locations operating in 36 U.S. states, as well as the Philippines, Taiwan, South Korea, Thailand, and Japan. In 2006, the company went public via a reverse merger with the entity Services Acquisition for $265 million. It was subsequently sold to the private equity firm Roark Capital's Focus Brands Inc. for $200 million in 2018.

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1 https://blogs.worldbank.org/voices/do-costs-global-food-system-outweigh-its-monetary-value

2 https://techcrunch.com/2019/10/22/the-foodtech-investment-opportunity-present-and-future/

3 https://www.meticulousresearch.com/product/food-robotics-market-4957

4 https://www.grandviewresearch.com/press-release/global-food-robotics-market

5 https://www.reportlinker.com/p05798620/Global-Food-Robotics-Industry.html?utm_source=GNW

6 https://spd.group/machine-learning/machine-learning-and-ai-in-food-industry/

7 https://www.accenture.com/us-en/_acnmedia/pdf-70/accenture-future-of-food-

new-realities-for-the-industry.pdf

8 Pitchbook Industry Data; pulled: October 22, 2020

9 Ibid.

10 https://www.linkedin.com/company/chowbotics/about/

11 https://techcrunch.com/2018/06/13/chowbotics-raises-11-million-to-move-its robot-beyond-salads/

12 https://www.startengine.com/offering/bobacino

13 https://misorobotics.com/

14 https://www.smoothieking.com/our-story

15 https://www.linkedin.com/company/smoothie-king/about/

16 https://www.qsrmagazine.com/news/smoothie-king-earns-high-franchise-marks after-record-year

17 https://www.linkedin.com/company/jamba-juice/about/

18 https://www.thestreet.com/investing/stocks/poring-through-the-past-at-jamba juice-10276578

19 https://www.restaurantdive.com/news/parent-company-of-cinnabon-jamba-juice considers-ipo/540891/

Current Stage and Roadmap

Current Development Stage

The company is in the scaling-up phase of its first product – an 8'x8' autonomous, contactless robotic kiosk that prepares and serves smoothies – in partnership with global brands and operators. The Blendid kiosk uses robotics, machine vision, and artificial intelligence to prepare and serve its healthy, fresh, and delicious smoothies. Blendid's smoothies are customized and made to order based on an individual's preferences, using nutrient-rich fruits, vegetables, seeds, and superfoods.

Future Roadmap

The company is working on volume production of its current product and scaling up deployments in 2023 and beyond nationwide. Capital raised in this round will support these goals and enable the acceleration of our planned efforts to build additional products in various form factors to serve adjacent markets, along with expanding into automation of other cuisines.

The Team

Officers and Directors

Name: Eric Benhamou

Eric Benhamou's current primary role is with Benhamou Global Ventures. Eric Benhamou currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June, 2017 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Benhamou Global Ventures
  Title: Founding General Partner
  Dates of Service: December, 2002 - Present
  Responsibilities: Leading the venture fund as General Partner.

Other business experience in the past three years:

- **Employer:** Evinced
  Title: Board Member
  Dates of Service: September, 2020 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Secret Double Octopus
  Title: Chairman of the Board
  Dates of Service: December, 2019 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Virtana
  Title: Board Member
  Dates of Service: February, 2016 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Totango
  Title: Chairman of the Board
  Dates of Service: June, 2016 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Silicon Valley Bank
  Title: Board Member - Chairman of the Nomination and Governance Committee
  Dates of Service: December, 2004 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Grid Dynamics
  Title: Board Member - Chairman of the Compensation Committee
  Dates of Service: July, 2015 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Ayehu Software Technologies Ltd.
  Title: Board Member
  Dates of Service: June, 2015 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Israel Venture Network
  Title: Chairman of the Board
  Dates of Service: May, 2001 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** AFAM
  Title: Chairman of the Board
  Dates of Service: December, 2006 - Present
  Responsibilities: General responsibilities of a typical board member including

providing direction for the organization.

Name: Veronica Wu

Veronica Wu's current primary role is with First Bight Ventures. Veronica Wu currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2019 - Present
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Capgemini
  Title: Member of the Global Advisory Board
  Dates of Service: October, 2020 - September, 2021
  Responsibilities: Member of the Global Advisory Board

Other business experience in the past three years:

- **Employer:** VF Corporation
  Title: Board Member
  Dates of Service: June, 2019 - September, 2021
  Responsibilities: General responsibilities of a typical board member including providing direction for the organization.

Other business experience in the past three years:

- **Employer:** Hone Capital
  Title: Managing Partner
  Dates of Service: May, 2015 - July, 2020
  Responsibilities: Crafted investment strategy that focuses on integrating technology and quantitative tools through out investment process to enable scalable and superior investment selection; developed the team and led overall operation

Other business experience in the past three years:

- **Employer:** First Bight Ventures
  Title: Founder/Managing Partner
  Dates of Service: April, 2021 - Present

Responsibilities: Leading the venture fund as a managing partner

Name: Vipin Jain

Vipin Jain's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November, 2015 - Present
  Responsibilities: Member of Board of Directors of Blendid

- **Position:** Founder & CEO
  Dates of Service: November, 2015 - Present
  Responsibilities: Chief Executive Officer (annual salary: $200K, fully diluted ownership: 13.8875%)

Name: Venkateswaran Ayalur

Venkateswaran Ayalur's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November, 2015 - Present
  Responsibilities: Member of Board of Directors of Blendid

- **Position:** Founder & CTO
  Dates of Service: November, 2015 - Present
  Responsibilities: Chief Technology Officer (annual salary: $190K, fully diluted equity ownership: 13.8875%)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another entity. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series B Preferred Stock in the amount of up to $2,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the

Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series B Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Series B Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

The Company was formed on as a corporation in Delaware on November 16, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. We rely on various intellectual property rights, including patents and trademarks, in order to operate our business. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs

associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), state and county environment and health departments, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.
In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The challenges of competing with the many food services businesses may result in reductions in our revenue and operating margins.

We compete with many well established companies, equipment suppliers, food service and otherwise, on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall consumer experience. Our success depends, in part, upon the popularity of our products and our ability to develop new menu items that appeal to consumers across all four day parts. Shifts in consumer preferences away from our products, our inability to develop new menu items that appeal to consumers across all day parts, or changes in our menu that eliminate items popular with some consumers could harm our business. We compete with other smoothie and juice bar retailers, specialty coffee retailers, yogurt and ice cream shops, bagel shops, fastfood restaurants, delicatessens, cafés, takeout food service companies, supermarkets and convenience stores. Our competitors change with each of the four day parts, ranging from coffee bars and bakery cafés to casual dining chains. Many of our competitors, or potential competitors, have substantially greater financial and other resources than we do, which may allow them to react to changes in the market quicker than we can. In addition, aggressive pricing by our competitors or the entrance of new competitors into our markets, could reduce our revenue and operating margins.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including engineering, manufacturing, technology systems integration specialists and other partners we may rely on for developing, marketing, selling, supporting and stocking our kiosks. Quality and timeliness of parts need to build our kiosks is crucial in scaling up our business. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could in turn cause us reputational harm. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our future success depends on our key executive officers and our ability to attract, retain, and motivate qualified personnel.

Our future success largely depends upon the continued services of our Chief Executive Officer, CoFounder and Director Vipin Jain, our CoFounder, Chief Technology Officer and Director Venkateswaran Ayalur, and our CoFounder and VP of Engineering Vijay Dodd. If one or more of our executive officers becomes unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Moreover, we may incur additional expenses to recruit and retain new executive officers. If any of our executive officers joins a competitor or forms a competing company, we may lose some or all of our customers. Finally, we do not maintain "key person" life insurance on any of our executive officers. Because of these factors, the loss of the services of any of these key persons could adversely affect our business, financial condition, and results of operations, and thereby an investment in our stock.

COVID19 has created supply chain issues that may impact our business plans by delaying the delivery of kiosks, driving up the price of components, and incurring additional costs related to transportation of supplies.
The global shortage of semiconductor chips may make it difficult to ramp up production of our kiosks and other food automation solutions, which rely on AI and other technologies dependent on these parts. While we plan to obtain components from multiple sources whenever possible, the global shortage of supplies, including semiconductor chips, and other hardware that we may need to build our products, may still be difficult to obtain. While we believe that we may be able to establish alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us.

Our longterm success is dependent upon our ability to design and achieve market acceptance of our robotic solutions.
Our longterm success is dependent on market acceptance of our robotic kiosks and other food automation solutions. There is no guarantee that the general public in the longterm will successfully accept this new technology in the Quick Service Restaurant (QSR) services industry. Additionally, there can be no assurance that we will be able to develop other automated foods that will meet the expectations of our customers. To the extent that we are not able to introduce highly desirable food automation solutions, our future sales could be harmed and investors may lose confidence in us. As technologies change in the future for robotic systems in general and food robotics components specifically, we will be expected to upgrade or adapt our automation solutions and introduce new products or upgrades in order to continue to provide customers with the latest technology and meet customer expectations.

Our success depends on our ability to uphold the reputation of our brand, which will depend on our product quality, the effectiveness of our marketing, and our consumer experience.
We believe that our brand image and brand awareness is vital to the success of our business, and particularly in building a consumer products growth platform under the Blendid brand or sub-brand to our customers. Our customers are often authorized to use our logos and provide branded beverages, food and other products directly to consumers. We provide training and support to, and monitor the operations of, these customers, but the product quality and service they deliver may be diminished by any number of factors beyond our control, including financial pressures. We believe consumers expect the same quality of products and service from our customers as they do from us. Any shortcoming of one of our customers, particularly an issue affecting the quality of the service experience or the safety of beverages or food, may be attributed by consumers to us, thus damaging our reputation and brand value and potentially affecting our results of operations. If our brand building initiatives are unsuccessful, or if business incidents occur that erode consumer perceptions of our brand, then the value of our products may diminish and we may not be able to implement our business strategy. Further, our brand and reputation may be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity, if we fail to deliver innovative and high quality products acceptable to our customers, or if we face a product recall. Any harm to our brand and

reputation could have a material adverse effect on our financial condition.

f we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer demands. All of our products are subject to changing consumer preferences and we cannot predict such changes with any certainty. Product trends in the healthy fast food market can change rapidly. We will need to anticipate, identify and respond quickly to changing trends and consumer demands in order to provide the products our customers seek and maintain our brand image. If we cannot identify changing trends in advance, fail to react to changing trends or misjudge the market for a trend, our sales could be adversely affected and we may be faced with a substantial amount of unsold inventory or missed opportunities. As a result, we may be forced to mark down our products in order to dispose of slow moving inventory or dispose of them altogether, which may result in lower profit margins, negatively impacting our financial condition and results of operations.

If we fail to acquire and retain new customers, or fail to do so in a cost-effective manner, we may be unable to increase net revenues, improve margins and achieve profitability.

Our success depends on our ability to acquire and retain new customers and to do so in a cost-effective manner. We must continue to acquire customers in order to increase net revenues, improve margins, and achieve profitability. In order to expand our customer base, we must appeal to, and acquire, customers who have historically operated food service using alternate labor models. We also need to attract consumers who might not ordinarily purchase smoothies but will change their purchasing habits in favor of our products, our packaging and the experience we offer thus making it economically attractive for our customers to operate food service using our products.

We face inventory risk. If we fail to accurately predict demand for our products, we may face write-downs or other charges.

We are exposed to inventory risks that may adversely affect operating results as a result of new product launches, changes in product cycles and pricing, limited shelf--life of certain of our products, changes in consumer demand, and other factors. We endeavor to predict accurately, based on information from our customers and distributors and reasonable assumptions, the expected demand for our products in order to avoid overproduction. Demand for products, however, can change significantly between the time of ordering and the date of sale. It may be more difficult to make accurate predictions regarding new products. In addition to our own marketing initiatives, we depend on the marketing initiatives and efforts of customers in promoting products and creating consumer demand. In the latter circumstance, we have limited or no control regarding a customer's promotional initiatives or the success of their efforts.

A worsening of economic conditions or a decrease in consumer spending may substantially impact the sale of our products and may adversely impact our ability to

implement our business strategy.

To a significant extent, our success depends on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. While economic conditions have been improving, there is no certainty that this trend will continue or that credit and financial markets and confidence in economic conditions will not deteriorate again. Accordingly, we may experience declines in sale of our products to customers who operate food service during economic turmoil or during periods of uncertainty. Any material decline in the amount of discretionary spending, leading cost-conscious consumers to be more selective in restaurants visited, could have a material adverse effect on the sale of our products, results of operations, business and financial condition.

Governmental regulation, including our need to obtain food and other licenses, may adversely affect our ability to open new stores or otherwise adversely affect our existing and future operations and results.

We, and our customers, are subject to various federal, state and local regulations. Each of our stores is subject to state and local licensing and regulation by health, sanitation, food and workplace safety and other agencies. We, and our customers, may experience material difficulties or failures in obtaining the necessary licenses or approvals for new stores, which could delay planned store openings. If we cannot obtain or retain food or other licenses, it would adversely affect our operations. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening of, or adversely impact the viability of, a particular store or group of stores. In addition, stringent and varied requirements of local regulators with respect to zoning, land use and environmental factors could delay or prevent development of new stores in particular locations.

If we are unable to protect our intellectual property rights, our financial results may be negatively impacted.

Our success depends in large part on our technology and brand image. We believe our Company's technology, brand name, logo, domain name, trademarks, patents, and social media handles are valuable assets that serve to differentiate us from our competitors. We currently rely on a combination of trademark, patent, trade and unfair competition laws to establish and protect our intellectual property rights. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent infringement of our trademarks and proprietary rights by others, including imitation and misappropriation of our brand. We cannot assure you that obstacles will not arise as we expand our market, product lines and geographic scope. The unauthorized use or misappropriation of our intellectual property could damage our brand identity and the goodwill we created for our Company, which could cause our sales to decline. Moreover, litigation may be necessary to protect or enforce these intellectual property rights, which could result in substantial costs and diversion of our resources, causing a material adverse effect on our business, financial condition, results of operations or cash flows.

The cost of enforcing our trademarks and patents could prevent us from enforcing

them.

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents or trademarks, we might choose not to file suit because we lack the cash to successfully prosecute a multiyear litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) or trademark(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) or trademark(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We may be subject to liability if we infringe upon the intellectual property rights of third parties.

We may be subject to liability if we infringe upon the intellectual property rights of third parties. If we were to be found liable for any such infringement, we could be required to pay substantial damages and could be subject to injunctions preventing further infringement. Such infringement claims could harm our brand image. In addition, any payments we are required to make and any injunction with which we are required to comply as a result of such infringement actions could adversely affect our financial results.

Information technology system failures, breaches of our network security or inability to upgrade or expand our technological capabilities could interrupt our operations and adversely impact our business.

We and the businesses that purchase our products rely on our technology and network infrastructure across our operations, including point-of-sale processing at our kiosks. Our operations, and those of the businesses that operate food service using our products (our customers), depend upon our ability to protect our technology, equipment and systems needed to operate our AI and related robotic functions against damage from telecommunications failure or other catastrophic events, as well as from internal and external cybersecurity breaches, viruses and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us or our customers to litigation or to actions by regulatory authorities.

If we or the businesses that operate food service using our products are unable to protect our customers' data, we could be exposed to data loss, litigation, liability and reputational damage.

In connection with credit and debit card sales, we and our customers transmit confidential credit and debit card information. A number of retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. Third parties may have the technology or knowhow to breach the security of the consumer information transmitted in connection with credit and debit card sales, and our and our customers' security measures and those of our and our

customers' technology vendors may not effectively prohibit others from obtaining improper access to this information. If a person were able to circumvent these security measures, he or she could destroy or steal valuable information or disrupt our and our customers' operations. Any security breach could expose us and our customers to risks of data loss and liability and could seriously disrupt our and our customers' operations and any resulting negative publicity could significantly harm our reputation. We may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit and debit card information may be brought by payment card providers, banks, and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit), and federal and state regulators. Any such proceedings could harm our reputation, distract our management team members from running our business and cause us to incur significant unplanned liabilities, losses and expenses.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
BGV III, L.P. (Eric Benhamou)	1,749,999	Series Seed 1 Preferred Stock	15.0348%
BGV III, L.P. (Eric Benhamou)	987,178	Series Seed 2 Preferred Stock	
BGV III, L.P. (Eric Benhamou)	1,123,710	Series A-1 Preferred Stock	
BGV III, L.P. (Eric Benhamou)	2,099,577	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, and Series B-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 900,898 of Series B Preferred Stock.

Common Stock

The amount of security authorized is 98,459,094 with a total of 18,379,976 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

The total amount outstanding on a fully diluted basis (18,379,976) includes 11,959,575 shares issued, 511,124 shares to be issued pursuant to outstanding warrants, and 4,898,427 shares to be issued pursuant to outstanding stock options and 1,010,850 shares reserved under the 2015 Equity Incentive Plan.

Restrictions on Transfer

(a) No holder of any of the shares of stock of the corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "Transfer") without the prior written consent of

the corporation, upon duly authorized action of its Board of Directors. The corporation may withhold consent for any legitimate corporate purpose, as determined by the Board of Directors. Examples of the basis for the corporation to withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the corporation as a potential competitor or considered by the corporation to be unfriendly; or (ii) if such Transfer increases the risk of the corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the corporation has consented pursuant to paragraph (a) of this Section will first be subject to the corporation's right of first refusal located in Section 46 of these Bylaws.

(c) Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section shall be null and void, shall not be recorded on the books of the corporation and shall not be recognized by the corporation.

(d) The foregoing restriction on Transfer shall terminate upon the date securities of the corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "1933 Act").

(e) Anything to the contrary contained herein notwithstanding, the transactions set forth shall be exempt from the transfer restrictions set forth in paragraph (a) of this Section; provided that, in any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section and the right of first refusal in Section 46 in the Bylaws, and there shall be no further Transfer of such stock except in accord with this Section and the right of first refusal in Section 46.

(f) The certificates representing shares of stock Common Stock of the corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions

are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

The Right of First Refusal

No stockholder shall Transfer any of the shares of stock of the corporation, except by a Transfer which meets the requirements set forth in Section 36 of the Bylaws and below:

(a) If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Section 36(b) of these Bylaws and comply with the provisions therein.

(b) For 30 days following receipt of such notice, the corporation shall have the option to purchase the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board of Directors. In the event the corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in paragraph (d) of this Section.

(c) The corporation may assign its rights hereunder.

(d) In the event the corporation and/or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary of the corporation shall so notify the transferring stockholder and settlement thereof shall be made in cash within thirty (30) days after the Secretary of the corporation receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the corporation and/or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e) In the event the corporation and/or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the corporation's approval and all other restrictions on Transfer located in Section 36 of these Bylaws, within the sixty-day period following the expiration or waiver of the option rights granted to the corporation and/or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the corporation and/or its assignees(s) as specified

in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

(f) Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the right of first refusal in paragraph (a) of this Section:

(1) A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(2) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(3) A stockholder's Transfer of any or all of such stockholder's shares to the corporation or to any other stockholder of the corporation;

(4) A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the corporation;

(5) A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(6) A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders;

(7) A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

Series A-1 Preferred Stock

The amount of security authorized is 2,540,369 with a total of 2,540,369 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Series A Preferred Stock

The amount of security authorized is 9,840,988 with a total of 8,152,328 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (8,152,328) includes 7,367,831 shares issued and 784,497 shares to be issued pursuant to outstanding warrants.

1X liquidation preference

Series Seed 1 Preferred Stock

The amount of security authorized is 4,178,535 with a total of 4,178,535 outstanding.

Voting Rights

One vote per share

Material Rights

The total amount outstanding on a fully diluted basis (4,178,535) includes 3,928,535 shares issued and 250,000 shares to be issued pursuant to outstanding warrants.

1X liquidation preference.

Series Seed 2 Preferred Stock

The amount of security authorized is 2,028,781 with a total of 2,028,781 outstanding.

Voting Rights

One vote per share

Material Rights

1X liquidation preference

Series B Preferred Stock

The amount of security authorized is 12,387,387 with a total of 1,956,342 outstanding.

Voting Rights

There are no voting rights associated with Series B Preferred Stock.

Material Rights

Please review Exhibit F of the Offering Materials for the material rights of the

Company's Preferred Stock.

Dividends. The holders of Preferred Stock shall be netitled to receive, on a pari passu basis, when, as and if declared by the Board of Directors, cash dividends at the rate of 8% per annum of the applicable Original Issue Price on each outstanding share of Preferred Stock.

Liquidation. In the event of voluntary or involuntary liquidation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the assets of the Corporation available for distribution to its shareholders, and in the even of a Deemed Liquidation Event, to be paid out before any payment shall be made to the holders of Common Stock. There is a 1x liquidation preference.

Voting. Series B Preferred Stock is not a part of the Voting Preferred Stock class.

Conversion Rights. The holders of Preferred Stock have conversion rights as outlined in Section 4 and mandatory conversion as outlined in Section 5 of the Company's Amended & Restated Articles attached as Exhibit F.

Series B-1 Preferred Stock

The amount of security authorized is 338,777 with a total of 338,755 outstanding.

Voting Rights

There are no voting rights associated with Series B-1 Preferred Stock.

Material Rights

1X liquidation preference

Series B-2 Preferred Stock

The amount of security authorized is 2,069,309 with a total of 2,069,309 outstanding.

Voting Rights

There are no voting rights associated with Series B-2 Preferred Stock.

Material Rights

1X liquidation preference

What it means to be a minority holder

As a minority holder of Capital Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $7,769,880.00
  Number of Securities Sold: 4,364,406
  Use of proceeds: Supporting commercialization of first product
  Date: October 15, 2022
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $3,301,617.00
Number of Securities Sold: 2,087,909
Use of proceeds: Commercialization of first product
Date: November 19, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue: Revenue for the fiscal year 2022 was $1,014,634 compared to $276,270 for the fiscal year 2021, resulting in a 267% year-over-year increase in revenue. This is compared to $64,119 in revenue in the fiscal year 2020.

Gross Margins: Gross margins for the fiscal year 2022 expanded to $268,988 from $85,931 in the fiscal year 2021, resulting in a 213% year-over-year increase. This is compared to -$1507 in gross margin in the fiscal year 2020.

Expenses: Operating expenses increased marginally by 11% driven by slightly higher spending on R&D and SG&A driven by accelerating demand for its product.

Between FY21 and FY22, the company grew revenue by 267% and gross margins by 213% while the expenses grew by just 11%. This strong performance was a result of the company's positioning in the marketplace and accelerating demand for its first commercial product that was already field tested and one that benefited from strong tailwinds coming out of Covid.

Historical results and cash flows:

The company sustained operating losses of $3,737,360 and $3,970,254 in fiscal years 2021 and 2022 respectively. This is compared to operating losses of $4,058,999 in the fiscal year 2020. The company was also able to sustain a fairly steady performance, growing revenue by 267% while keeping operating expenses and operating losses almost flat. This performance was remarkable given that Blendid is a startup with new

and revolutionary technology (whereas technology companies at a similar stage often realize significant increases in year-over-year expenses as they hone their products and technology). The Company anticipates similar results in the upcoming several fiscal years with accelerating demand for its product. Though the company also anticipates increased revenue during that time, it will be offset by further investment in building the business for long-term success and sustainability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2022, the Company had a little over $2M cash on hand. The company is in discussion with select equity and debt investors to have a significantly higher level of liquidity to execute its 2023 and 2024 growth plans (above and beyond what's contemplated in its current Reg CF offering). There are no shareholder loans other than promissory notes that were issued to founders in 2015.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations to support our current customer installed base and grow it sequentially. The company is pursuing additional sources of capital including equity and debt financing from institutional financing to support its growth prospects.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 30% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $350K for expenses related to salaries, R&D and working capital needs.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a expected monthly burn rate of $400K for expenses related to salaries, R&D and working capital needs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is contemplating additional future sources of capital including strategic, venture and debt financing.

Indebtedness

- **Creditor:** Western Alliance Bank
  Amount Owed: $1,296,085.54
  Interest Rate: 7.0%
  Maturity Date: July 15, 2025
  We have a revolving credit facility with Western Alliance Bank ("WA Loan") that requires the Company to maintain $1,430,000 in a cash collateral account, which is a restricted, bank controlled account. Under the terms of the WA Loan, Western Alliance Bank a first priority interest in the cash collateral account. Notwithstanding the liquidation preferences of the Series B Preferred Stock, Western Alliance Bank would be paid from the funds in the cash collateral account first before holders of our Series B Preferred Stock would be entitled to receive any funds available for distribution in the event of the Company's liquidation or dissolution.

Related Party Transactions

- **Name of Entity:** Vipin Jain
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $29,952.22
  Material Terms: Promissory note with a 6% interest rate

- **Name of Entity:** Venkateswaran Ayalur
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $55,615 in Promissory note
  Material Terms: Promissory note with a 6% interest rate

- **Name of Entity:** Vijay Dodd
  Relationship to Company: Company executive and co-founder
  Nature / amount of interest in the transaction: $20,000 in Promissory note
  Material Terms: Promissory note with 6% interest rate

Valuation

Pre-Money Valuation: $88,010,556.90

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. The Company raised Series A+ financing in 2021, with shares sold to institutional investors at $1.82 per share and a valuation of $56.93M. At that time, the Company was commercially operating three robotic smoothie kiosks with global brands Jamba and Walmart in California-based retail stores. Since then, Blendid has expanded operations to nine locations which now include travel stops, universities, and a hospital, in addition to retail stores, and has also expanded operations to Georgia. Blendid has added new operating partners including Sodexo, Love's Travel Stops, and UCLA, and has expanded its patent portfolio to 13 patents granted or in process. Finally, Blendid has also increased revenue by 267% to $1M between fiscal 2021 and 2022 and currently has over 500 kiosks under contract.

We believe that Blendid is very reasonably and conservatively valued, especially when compared to competitors such as Miso Robotics, which was valued at $500M in April 2022, despite having generated $31,650 in revenue as of December 31, 2021. Both Miso Robotics and Blendid offer autonomous food service robotic solutions. In comparing our two companies, Miso Robotics products primarily work in the kitchen back of house area, while Blendid solutions are a complete restaurant in a box, which includes multiple ordering applications, as well as order ahead and food storage capabilities.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  Support customers in the field.

If we raise the over allotment amount of $1,999,993.56, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  10.0%
  Marketing support for customers in various geographies.
- *Research & Development*
  50.0%
  Capability expansion and cost reduction of the current product.
- *Operations*
  20.0%
  Support customers in the field
- *Working Capital*
  14.5%
  Build more units to satisfy customer demand

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than February 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.blendid.com/ (https://www.blendid.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/blendid

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 6D BYTES INC.

[See attached]

6D BYTES INC.

d/b/a BLENDID

(a Delaware corporation)

Financial Statements for the calendar years ended
October 31, 2021 and 2020

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

March 1, 2022

To: Board of Directors, 6D BYTES INC.
Attn: Vipin Jain

Re: 2021-2020 Financial Statement Audit

We have audited the accompanying consolidated financial statements of 6D BYTES INC. doing business as Blendid (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of October 31, 2021 and 2020, and the related statements of income, shareholders' equity, and cash flows for the fiscal years ended October 31, 2021 and 2020, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and the results of its operations, shareholders' equity and its cash flows for the fiscal year periods ended October 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 1, 2022

6D BYTES INC.
BALANCE SHEET
As of October 31, 2021, and 2020
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		**FYE2021**		**FYE2020**
Current Assets				
Cash and cash equivalents	$	3,745,059	$	2,273,275
Accounts receivable		202,366		5,710
Inventory		599,445		6,431
Other current assets		110,958		29,092
Total current assets		4,657,828		2,314,508
Fixed assets, net of accumulated depreciation		658,065		1,592,935
Security deposits		15,000		44,417
Total Assets	**$**	**5,330,893**	**$**	**3,951,860**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	131,789	$	42,926
Accrued expenses		425,364		120,678
Deferred Revenue		1,009,524		0
Notes payable – current portion		1,201,013		1,866,540
Total Current Liabilities		2,767,690		2,030,144
Notes payable – long-term portion		105,567		614,753
Convertible note payable		2,150,001		2,050,000
SAFE notes		3,500,845		0
Total Liabilities		8,524,103		4,694,897
SHAREHOLDERS' EQUITY				
Common Stock (36,964,360 shares of $0.0001 authorized, 11,137,692 and 8,060,000 shares issued and outstanding as of October 31, 2021 and 2020)		1,114		806
Preferred Stock (20,000,000 shares of $1.00 par value, 14,166,255 and 14,162,409 shares issued and outstanding as of October 31, 2021 and 2010)		13,476,330		13,476,330
Additional paid-in capital		2,008,404		29,159
Syndication and offering costs		(735,154)		(106,560)
Retained earnings		(17,943,942)		(14,142,773)
Total Shareholders' Equity		(3,193,210)		(743,038)
Total Liabilities and Shareholder's Equity	**$**	**5,330,893**	**$**	**3,951,860**

6D BYTES INC.
STATEMENT OF OPERATIONS
For Years Ended October 31, 2021, and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	FYE 2021	FYE 2020
Revenues, net	$ 276,270	$ 64,119
Less: Cost of goods sold	190,339	65,627
Gross profit	85,931	(1,507)
Operating expenses		
General and administrative	892,184	952,703
Research and development	2,134,095	2,295,150
Sales and marketing	797,011	809,639
Total operating expenses	3,823,290	4,057,492
Net Operating Income (Loss)	(3,737,360)	(4,058,999)
Interest income (expense), net	(244,656)	(82,013)
Other income (expense)	1,154,332	90,566
(Loss) on termination of lease	(91,516)	0
Depreciation (expense)	(877,919)	(811,552)
Tax (provision) benefit	(4,050)	(800)
Net Income (Loss)	$ (3,801,169)	$ (4,862,798)
Basic earnings per share	(0.15)	(0.23)
Diluted earnings per share	(0.15)	(0.23)

6D BYTES INC.
STATEMENT OF SHAREHOLDERS' EQUITY
For Years Ended October 31, 2021 and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Preferred Stock		Additional			Total
	# of shares	$	# of shares	$	Paid-In Capital	Syndication Fees	Retained Deficit	Shareholders' Equity
Balance as of October 31, 2019	**8,000,000**	**$ 800**	**14,162,409**	**$ 13,476,330**	**$ 9,065**	**$ (93,896)**	**$ (9,279,975)**	**$ 4,112,323**
Issuance of common stock	60,000	6			20,094	(12,664)		7,436
Net income (loss)							(4,862,798)	(4,862,798)
Balance as of October 31, 2020	**8,060,000**	**$ 806**	**14,162,409**	**$ 13,476,330**	**$ 29,159**	**(106,560)**	**$ (14,142,773)**	**$ (743,038)**
Issuance of common stock	3,077,692	308			1,979,245	(628,594)		1,350,959
Exercise of preferred warrant			3,846	38				38
Net income (loss)							(3,801,169)	(3,801,169)
Balance as of October 31, 2021	**11,137,692**	**$ 1,114**	**14,166,255**	**$ 13,476,368**	**$ 2,008,404**	**$(735,154)**	**$ (17,943,942)**	**$ (3,193,210)**

6D BYTES INC.
STATEMENT OF CASH FLOWS
For Years Ended October 31, 2021, and 2020
See Independent Auditor's Report and Notes to the Financial Statements

	2021	2020
Operating Activities		
Net Income (Loss)	$ (3,801,169)	$ (4,862,798)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: depreciation	877,919	811,552
Changes in operating asset and liabilities:		
Sale of fixed asset	24,178	0
Loss on termination of lease	91,516	0
(Increase) Decrease in accounts receivable	(196,656)	9,831
(Increase) Decrease in inventory	(593,014)	(6,431)
(Increase) Decrease in other current assets	(81,865)	(22,760)
(Increase) Decrease in security deposits	29,417	(15,000)
Increase (Decrease) in accounts payable	88,864	(85,657)
Increase (Decrease) in deferred revenue	1,066,666	0
Increase (Decrease) in accrued expenses	304,684	80,678
Increase (Decrease) in accrued interest	0	(21,641)
Increase (Decrease) in deposit liability	0	(750,000)
Net cash used in operating activities	(2,189,460)	(4,862,226)
Investing Activities		
Purchase of fixed assets	(115,886)	(1,198,563)
Net cash used in investing activities	(115,886)	(1,198,563)
Financing Activities		
Proceeds of notes	2,426,133	4,017,290
Proceeds from issuance of stock	1,979,591	20,100
Payments of issuance costs associated with offering	(628,594)	(12,664)
Proceeds from financing activities	3,777,130	4,024,726
Net change in cash and cash equivalents	1,471,784	(2,036,065)
Cash and cash equivalents at beginning of period	2,273,275	4,309,340
Cash and cash equivalents at end of period	$ 3,745,059	$ 2,273,275

6D BYTES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ending October 31, 2021, and 2020

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the "Company") was formed under the laws of the state of Delaware on November 16, 2015. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company's first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several California locations and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company's long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, COVID-19 pandemic, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of October 31, 2021 and 2020, the Company had $3,745,059 and $2,273,275 of cash on hand, respectively.

Prepaid expenses and other current assets
Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments. The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory
Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets
Fixed assets are stated at acquisition cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost and Kiosk Assets. Kiosk assets are built and portable to be placed in a store front. They are depreciated over 3 years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2020	Additions	Disposals	Depreciation	Balance at October 31, 2021
Domain Name	$ 10,000				$ 10,000
Other Intangibles	79,968				79,968
Kiosk Assets	1,379,183	110,641	24,178	910,387	555,259
Concept Store	100,670		91,516	9,154	0
Computers & Equipment	23,114	5,245		15,521	12,838
Total	$ 1,592,935	115,886	115,694	935,062	$ 658,065

During the fiscal year, the Company terminated its lease and ceased the concept store buildout. The company incurred a onetime loss related to the disposal in the amount of $91,516 during this fiscal year.

During the fiscal year, the Company sold a fixed asset kiosk to a customer for $100,000, of which $50,000 has been received. The Company booked a disposal amount related to that fixed asset of $24,178 to cost of goods sold. The remaining $50,000 is expected to be paid within the next fiscal year.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon

examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the sale of its robotic kiosks and a secondary source of revenue is sale of blended drinks in locations operated by the company. The company recognizes revenue from sale of its robotic kiosks upon delivery and immediately with the sale of blended drinks. The deferred revenue of $1,000,000 recorded as of October 31, 2021 relates to an agreement with a customer to deliver ten (10) kiosks. The Company will recognize revenue and cost of goods sold upon the delivery of each kiosk.

Inventories
The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of October 31, 2021 and 2020, the Company had $599,445 and $6,431 of inventory, respectively.

Advertising
The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31,2021 and 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party promissory notes payable with three key employees for a combined total of $105,500 of principal and $34,310 of accrued interest totaling $139,810 as of October 31, 2021.

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation or sales prices are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018 for notes and accrued interest totaling 1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021 and the loan due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank ("WA Loan") to repay the loan to Silicon Valley Bank. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan has a maturity date of July 15, 2023. The amount due to Western Alliance Bank on the balance sheet as of October 31, 2021 is $1,201,013 which consists of $1,296,884 of principal, $3,629.47 of interest, net of financing fees of $99,500. The Company has classified this debt in current liabilities because it believes it may need to repay this debt within the next 12 months in order to free up the cash collateral account.

The Company also received a Paycheck Protection Program loan ("PPP") as authorized by the CARES Act of 2020 of $506,700 on May 4, 2020. In April 2021, the SBA approved forgiveness of this loan.

The Company also received a second draw from the PPP in 2021 of $625,500. During 2021, the SBA approved the forgiveness of this loan.

Convertible Notes

On October 31, 2020, the Company issued Convertible Note Series 2020A with an aggregate principal amount not to exceed $2,200,000 and issued in a series of multiple closings to certain persons and entities, collectively the "Holders". Per the issuance, the Company shall issue warrants to purchase shares of the Company's Series A Preferred Stock ("Warrant Shares") with an exercise price of $0.01 per share.

The Warrant shall be exercisable for a number of shares of Warrant Shares equal to (i) 50% of the aggregate principal amount of the Note, (ii) divided by the price at which shares of Series A Preferred Stock have been previously sold by the Company (i.e., $1.3002 per share), as adjusted for stock splits, combinations and the like (the "Series A Price"). The Warrant will have a term ending on October 30, 2025, provided that the right to exercise the Warrant will terminate upon a Change of Control (as defined below).

As of October 31, 2021, the total number of all amounts issued to a total of twenty-three Holders was $2,050,000 of principal and $123,000 of interest. The balance of convertible notes as of October 31, 2021 is $2,150,001, net of $22,998.98 of debt issuance costs. The number of warrant shares shown in the required Convertible Note Series 2020A ledger was 788,343 as of October 31, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

On October 1, 2020, the Company agreed to a rent concession for its Sunnyvale location to pay $0 rent for October 2020 through December 2020. On January 4, 2021, the Company agreed to a rent concession of $0 for January, February and March 2021 and a rental amount of $9,850.00 for April 1, 2021 through January 31, 2022. The rent returned to $20,200.00 per month thereafter, renewed monthly with no long-term obligation.

NOTE 7 – EQUITY

The Company has three classes of stock, common stock, Series Seed Preferred stock and Series A Preferred stock.

As of October 31, 2021 the Company had 36,964,360 and 11,137,692 authorized and issued shares of common stock. All common stock shares have a par value of $0.00001 per share.

The Company commenced a StartEngine campaign in May 2021 (the "First Campaign"). Between May and December 2021, the Company raised $1,922,272 in exchange for common shares. The Company incurred offering costs of $301,881 in conjunction with raising the funds from the First Campaign.

The Company commenced a second StartEngine campaign in October 2021 (the "Second Campaign"). Between October and January 2022, the Company raised $1,312,571 in exchange for common shares. The Company incurred offering costs of $91,077 in conjunction with raising the funds from the Second Campaign.

In March, 2021 the Company raised $450,845 through a crowd funding offering to accredited and non-accredited investors in exchange for a SAFE Note.

Between June and August 2021, the Company raised $3,050,000 from a group of accredited investors in exchange for SAFE Notes. The Company recorded these SAFE notes in equity in Additional Paid in Capital.

As of October 31, 2020, the Company had 4,178,535 authorized Series Seed 1 Preferred and 2,028,781 authorized Series Seed 2 Preferred. On June 13, 2017, the Company raised $2,199,000 in exchange for 3,929,000 shares of Series Seed 1 Preferred stock and on November 20, 2017, the Company raised an additional $1,582,000 in exchange for 2,029,000 shares of Series Seed 2 Preferred stock.

As of October 31, 2019 the Company has authorized 8,142,000 and issued 5,665,000 shares of Series A Preferred stock and authorized and issued 2,540,000 shares of Series A-1 Preferred stock. The price per share average was $1.11. On December 21, 2020, a Series A warrant was exercised for $38.46 in exchange for 3,846 shares.

On June 13, 2017, the Company issued a warrant to purchase up to 250,000 Series Seed 1 preferred shares with an exercise price equal to the fair market value at time of issuance, which was $0.60 per share. The warrant has an expiration date of June 13, 2024. The Company determined that this warrant is a free-standing financial instrument that is legally detachable and separately exercisable from the common shares. Additionally, the warrant can only be settled in shares. In accordance with Topic 815, the outstanding warrant is recognized in equity and measured at its inception date fair value. The Company carries $25 of Stock Warrant equity related to this issuance.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Additional Securities Offering
During 2022, the Company intends to offer another round of securities intended to be exempt from registration under Regulation A. The details of the offering are not yet certain.

Management's Evaluation
Management has evaluated subsequent events through March 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Blendid is not live or open to the public at this moment.

INVEST IN BLENDID TODAY!

Leading the Robotic Food Automation Revolution

Blendid creates compact, autonomous, contactless robotic food kiosks available in retail stores, universities, travel centers, and hospitals throughout the US.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Blendid
Building robotic and AI-enabled food automation solutions

$0.00 Raised

REASONS TO INVEST

- We've raised over $26 Million and sold over 100k smoothies in retail stores, universities, and travel centers, as well as hospital and Walmart locations with co-branded Jamba locations in California, Georgia, and Florida.
- We have a commercial agreement with Jamba to expand and deploy “Jamba by Blendid” kiosks across the country and received a strategic investment from Focus Brands, the parent of Jamba, to scale our manufacturing and operations nationwide.
- Our proprietary contactless, food-safe, and NSF-certified technology is poised for increased market adoption in the post-COVID world. In 2022, we tripled the number of our locations, increased revenue by 367% from 2021, and contracted over 500 kiosks. Our AI-driven platform is comprehensively protected by 13 patents granted or in-process.

*Addressable Market Data for high-traffic locations see below

Invest Now
$2.22 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$499.50	$88.01M

THE PITCH

At Blendid, we build robotic and AI-enabled food automation solutions. Our first product, a fully autonomous robotic kiosk, crafts healthy and delicious smoothies that are made fresh-on-demand and customized to individual taste and nutrition preferences. We currently operate smoothie kiosks in universities, travel centers, retail stores, and a hospital in collaboration with world class food service operators including Jamba, Sodexo, and Compass Group. Now, we are ready to scale operations to achieve our mission of making fresh, healthy food more personalized and accessible.

Since our Last Raise


We've opened new locations
at UCLA, Stonewood Center (mall), two Love's Travel Stops in California, Kennesaw State University, Georgia College, Grady Memorial Hospital in Georgia, and Florida Gulf Coast University in Florida.
We announced plans to expand to 10 additional geographies
including Chicago, NY, and Washington DC
We have 500+ kiosks in contract
We raised over $26 million
We've grown our revenue by 367% year-over-year

Fresh Food Made Accessible with Robotic and AI Technology

Fresh and healthy options always seem limited when we're in a hurry. Our mission is to give consumers fresh, healthy, and personalized food options on the go through a contactless, safe, and all-digital experience.


A contactless, safe, and all-digital experience
Blend Menu
Blendid

We designed our compact, accessible robotic food kiosk to empower operators to meet consumer demand for fast, healthy, affordable food options with greater consistency and lower overhead than traditional food service models. Our rockstar team of leaders and advisors bring together expertise in technology, business, and culinary spaces to build our field-proven operating and hardware system that works with very high uptime and is already in-market serving customers.

THE PROBLEM

Healthy Eating is Expensive for Consumers and Operators

People generally want to eat healthy, provided they can find options that also taste great and are easy on their wallets. However, it's challenging to get affordable, delicious, healthy food on the go. That's because it's usually either unavailable where and when they need it, too expensive, or not in line with their taste preferences.


Getting healthy and affordable food is challenging for both consumers and operators

At the same time, operators face their own set of challenges, including rising food costs, hiring challenges and wage increases, and increased demand for healthy, affordable food (source, source source). Covid-19 has added additional pressures, including the need for contactless ordering, assembly, and delivery.

OUR SOLUTION

Hello, Blendid

Our compact, autonomous, contactless robotic food kiosk can be installed in a wide range of locations to provide 24/7 fresh food service at low operational costs. By deploying cutting-edge robotic technology in an 8x8 foot kiosk, we give consumers access to healthy, affordable, and delicious food anywhere and anytime.


A compact, autonomous, contactless robotic food kiosk
that optimizes the consumer experience and maximizes operator effectiveness
Blendid

Blendid's design optimizes the consumer experience and maximizes operator effectiveness. Our vision algorithms continuously learn and adapt to recognize ingredients, recipes, levels, and consumer preferences, ensuring that errors are eliminated even across diverse operating environments.


Our vision algorithms continuously learn and adapt
Blendid

We have 13 design patents awarded or in progress for software-driven food preparation and cloud-driven distributed IoT management. Our Food Operating System, foodOS® Uses AI and machine learning algorithms to self-configure, calibrate, multitask and error recover while delivering a consistent recipe every time. Our Chef Operating System, chefOS® Allows chefs to create new recipes using an AI-assisted engine to guide them while dynamically computing the nutritional profile of those recipes. And our Restaurant Management System (RMS®) provides a full suite of provisioning, monitoring, and analytics tools to manage and operate kiosks remotely.

How It Works


1 Choose your blend
2 Customize it
3 Prepaid and prepping
:26 sec.

For the consumer, Blendid's kiosk experience goes like this:

1. Order at the kiosk on a tablet or ahead of time on the app
2. Select and customize your food order
3. Receive a notification when food is ready, approximately 3 minutes after ordering
4. Retrieve your food (safely stored inside the kiosk after being prepared)

All ingredients are either refrigerated or flash frozen to maintain freshness and optimal taste. Blendid uses only real, whole fruits, vegetables, and other nutrient-rich ingredients.

THE MARKET

Global Demand for Healthy, Accessible Food

Covid-19 has spurred significant, rapid changes in the food industry. While this reality has been challenging, it has also created a lot of opportunity for food service providers.



The Global QSR Industry in 2019
$48B
Fast Casual Restaurants
$239B
Fast Food Restaurants
$50B
Managed Cafeteria

In fact, the food robotics market is projected to reach $4 billion by 2026, expanding at a compound annual growth rate (CAGR) of 13.1% worldwide (Source). In the US alone, Blendid has identified over 70,000 locations where the company's current offering is poised to bring value and capture market share.



$4 Billion
Projected food robotics market value by 2026

Meanwhile, consumers increasingly seek out food that is not only cost-effective but also fresh and healthy.

OUR TRACTION

Major Growth and Key Partnerships

In 2022, we expanded to 9 locations, increased revenue by 367% from 2021, and contracted over 500 kiosks. We have previously raised $26 million from various institutional and retail investors.



367%
Increase in revenue from 2021
Blendid
500+ Kiosks
Contracted
$26M
Previously raise from various sources
Tripled our locations

We signed a commercial agreement with Jamba to expand and deploy “Jamba by Blendid” kiosks across the country in various types of commercial locations. We also received a strategic investment from Focus Brands, the parent of Jamba, to scale our manufacturing and operations nationwide.



Introducing
Jamba by Blendid
A commercial agreement with Jamba
Jamba

Meanwhile, our operating relationships with Sodexo and Compass Group will bring Blendid to a wide range of food service locations, including colleges, hospitals, fitness centers, corporate offices, airports, shopping malls, and entertainment venues. Our new locations since our last Reg CF raise include:

- Kennesaw State University in Marietta, GA
- UCLA in Los Angeles, CA
- Love's Travel Stops in Williams and Corning, CA
- Grady Memorial Hospital, Atlanta, GA (Sodexo)
- Florida Gulf Coast University, FL (Compass Group)

OUR BUSINESS MODEL

Enabling Profitability for Operators

As a food service technology provider, we license our technology to large, established food service and retail operators with deep expertise in activating and managing food service locations, and collect recurring service fees. While we operate a limited number of Blendid-branded locations to try new concepts and or establish proof points, our business is primarily driven by licensed, co-branded products with recurring service fees to Blendid.


Here's what Blendid operators can expect when getting set up:
Purchase Blendid kiosk for $125K and pay 16- 20% of sales as a service fee for use of the food operating platform and technical support*
Benefit from 24/7 remote support and coaching from Blendid's network operation center
All maintenance and break-fix of included hardware and software for operators' peace of mind

*alternate service fee models are available

Due to our low operational costs, **operators can expect to achieve significantly wider margins** than they would have realized through a traditional food service model.

WHY INVEST

Healthy Food Accessibility is Ready to Launch

Over the next few years, we plan to expand to thousands of national and international locations, automating a variety of cuisines including soups, salads, sandwiches and more to meet the needs and food preferences of millions of consumers. Food tech automation is a multi-billion dollar market here to stay and poised for rapid growth. We have put in the work to build a strong technological foundation and now with key partnerships in place and accelerating growth, we are ready to scale.


Join Blendid in our mission to provide healthy food for everyone, everywhere!

Join Blendid in our mission to provide healthy food for everyone, everywhere!


jamba
Blendid
03:23

*70,000 locations have been identified as high-traffic locations that represent the total addressable market. No contracts or guarantees have been made to secure these locations. The serviceable market is based on company research and management's estimate of food sales per location for an operator.

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
440 N Wolfe RD M/S 215 Sunnyvale, CA 94085	**$88.01M**	**$11M**

Blendid creates compact, autonomous, contactless robotic food kiosks available in retail stores, universities, travel centers, and hospitals throughout the US.

TEAM



Vipin Jain
Co-Founder & CEO

VP Barnes & Noble Nook Media, Co-Founder & CEO Retrevo, Co-Founder Telseon IP, MS Physics BITS.



Vijay Dodd
Co-Founder & VP, Engineering

HW & SW Engineering Dir. Barnes & Noble Nook, Engineer Dir. Palm, Masters of Tech in Systems & Controls.



Kristen Rasmussen
Executive Chef & Nutritionist

Founder Rooted Food, Food Science Adjunct Faculty UC Berkeley & Nordic Food Lab & Culinary Institute America.



Venki Ayalur
Co-Founder & CTO

Software Lead Barnes & Noble Nook, Motorola Engineering, MBA Kellogg, MS Computer Science Northern Illinois.



James D White
Advisor

Board Member Panera, Fomer CEO & Chairman Jamba Juice, SVP Safeway & Gilette, Nestle.



Eric Benhamou
Board Member

Founder & General Partner Benhamou Global Partners, Former CEO & Chairman 3COM.



Gary Bradski
Advisor

Creator and Founder of Open CV, Consulting Professor at Stanford.



Michelle Gloeckler
Advisor

Board Member BJs, Former EVP Walmart, VP Hershey's.



Veronica Wu
Board Member

Founder & Managing Partner at First Bight Ventures, Former Board Member VF Corp, VP Tesla, Managing Director Apple.



Maisie Ganzler
Advisor

Chief Strategy & Brand Officer Bon Appetit Management Company.



Cody Rose
Advisor

VP Product, Resy (Amex Dining), Former VP Guest Experience Chipotle.

TERMS

Blendid

Overview

PRICE PER SHARE	VALUATION
$2.22	$88.01M
DEADLINE	AMOUNT RAISED
Mar 1, 2023	$0.00

Breakdown

MIN INVESTMENT	OFFERING TYPE
$499.50	Equity
MAX INVESTMENT	ASSET TYPE
$1,999,993.56	COMMON
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
4,503	Series B Preferred Stock
	MAX NUMBER OF SHARES OFFERED
	900,898

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**6D BYTES INC.**
Corporate Address :	**440 N Wolfe RD M/S 215, Sunnyvale, CA 94085**
Offering Minimum :	**$9,998.88**
Offering Maximum :	**$1,999,993.56**
Minimum Investment Amount (per investor) :	**$499.50**

Terms

Offering Type :	**Equity**
Security Name :	**Series B Preferred Stock**
Minimum Number of Shares Offered :	**4,504**
Maximum Number of Shares Offered :	**900,898**
Price per Share :	**$2.22**
Pre-Money Valuation :	**$88,010,556.90**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus for Previous Investors | 5% Bonus Shares

Any Previous Investor of Blendid will receive 5% additional bonus shares on their investment.

Time-Based Perks

Friends & Family Bonus

Invest within the first week and receive 20% bonus share

Super Early Bird Bonus

Invest within the second week and receive 15% bonus shares.

VIP Bonus

Invest within the third week and receive 10% bonus shares.

Blendid Bonus

Invest within the fourth week and receive 5% bonus shares.

Amount-Based Perks
$25,000+: Invest 25,000+ and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

6D BYTES INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series B Preferred Stock at $2.22/ share, you will receive 110 shares of Series B Preferred Stock, meaning you'll own 110 shares for $222. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 5% for being a prior investor, in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

PRESS

Santa Monica Mirror
Smoothie Robot Creates 9 Drinks at Once

View Article

Fox Business
'Blendid' robot makes instant smoothies

View Article

FastCasual.com
Love's Travel Stops to deploy Jamba by Blendid robotic kiosks

View Article

ZD Net
Why do college kids get all the cool robots?

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

Hi, I'm Vipin Jain, CEO of Blendid. Today, I'm going to tell you how Blendid is leading the revolution in food robotics.

If this is your idea of a robot, think again. Meet Blendid. Fully autonomous robotics food platform. This is what a robotic food revolution looks like. Our technology opens a whole new market for meeting the demand for fresh food.

Today, Blendid is making smoothies using its fully autonomous robotics kiosk. But, smoothies are just the beginning. Our food robotic platform allows blended to automate all sorts of food formats from soups to salads to sandwiches to bowls and more.

We have already deployed our first commercial product in multiple Walmart locations, shopping malls, and colleges.

In the US alone, there are more than 70,000 high-volume locations where blenders first commercial product that's already in the market can be deployed. At full potential, these 70,000 locations represent $15 to 20 billion in food sales.

The smoothie market alone is enormous. Over 7M people purchase a smoothie every single day. Between rising food costs, worker shortages, and the growing demand for fresh, on-the-go food, demand for Blendid kiosks is almost limitless.

Blendid has identified the opportunity to deploy thousands of kiosks in the coming years. We target locations that can have annual sales of between $200K and $250K. We are aiming to disrupt the $300B QSR market which include fast food, fast casual, and managed cafeterias.

Blendid patented robotic food platform delivers fresh, delicious, and contactless smoothies for on-the-go consumption. It's really simple. Consumers use the mobile app or the kiosk tablet to pick their item, to customize the item, and schedule when they want them delivered, and Blendid's proprietary food operating system effortlessly prepares those smoothies for on-the-go consumption.

Our patented food robotics platform is powered by food operating system is designed to make 9 orders in parallel and 45 orders an hour. Blendid is already catching on with Blendid's in college campuses, Walmarts and shopping malls around the country. We've already served 75,000 smoothies and we're just getting started. Blendid is on a mission to make freshly prepared food more accessible.

Don't miss your chance to get in on the ground floor by investing in one of the most exciting business opportunities available in the market today.

JAMBA JUICE VIDEO

At Jamba, our mission has always been to make eating better, easier, and more fun. And the

future is here. Meet Jamba by Blendid: a contactless automated solution which provides nutritious on the go eating ordered from the comfort of your cell phone and prepared by a robot with zero human interaction. How cool is that?

“Everything is at the fingertips of the guest and it’s easy. It’s super easy. We’re reducing barriers and driving conversion on transactions, but I think over time we’ll continue to delight our guests.”

Jamba products have always been made to order based on our guests preferences, needs, and dietary restrictions. Now, Jamba by Blendid takes it to an entirely new level.

“The guest downloads the app. They can order their smoothie. They can change the level of ingredients. More bananas, less strawberry. Use soy milk or add a protein. Everything is at the fingertips of the guest and it’s easy.”

Let’s show you how it works. You simply use the mobile app or the attached tablet at the kiosk, select your favorite smoothie, and customize it based on your unique taste and preferences. You want more mango? No problem. Just add more. Want to add more protein? No problem. The AI technology notes your custom blend and begins gathering the ingredients: whole fruits, vegetables, seeds, powders and juices that are fully enclosed within the kiosk. The robotic system ensures a delicious smoothie every time. Jamba by Blendid can make up to 9 orders at once with 3 blenders, 20 dispensers, and 2 pick up windows. To complete your order, guests pay right through the app or the kiosk. It doesn’t get any easier than that. And get this. Jamba by Blendid’s AI engine will remember the customers’ individual preferences for next time, streamlining the process even more and ensuring each blend is crafted specifically for them.

“It’s such a crazy experience. You’re like stepping into the future just seeing a robot make all these individualized drinks. It’s crazy.”

With low labor hour requirements, Jamba by Blendid is ideal for high traffic locations like colleges, universities, shopping centers, hospitals and airports.

“It really only takes 2 hours of servicing per day. So if you’re in a location where the robot could be operating 22 hours out of the day and making made to order freshly made smoothies day or night, that opens up whole new doors for the brand and for business partners.”

“Just on the back end, we are loving the fact that we are not spending that additional cost in labor to have a person that’s physically here making smoothies constantly, 8 hours out of the day.”

Jamba by Blendid is a state of the art kiosk that engages and delights consumers with nutritious, fresh, and delicious smoothies. Ultimately, this isn’t just about smoothies. This is about putting Jamba at the forefront of personalized wellness.

“The sky is the limit as to where you can go with having an actual robot make your smoothie.”

Jamby by Blendid: making eating better, easier, and more fun.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "6D BYTES INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2022, AT 7:31 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5880916 8100
SR# 20222752861

Authentication: 203703342
Date: 06-16-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:31 PM 06/16/2022
FILED 07:31 PM 06/16/2022
SR 20222752861 - File Number 5880916

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 6D BYTES INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

6d bytes inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is 6d bytes inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 16, 2015 under the name 6D Company.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is 6d bytes inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, City of Dover, County of Kent, 19901. The name of its registered agent at such address is Incorporating Services, Ltd.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 98,459,094 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 63,384,146 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

B. PREFERRED STOCK

4,178,535 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed 1 Preferred Stock**"; 2,028,781 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed 2 Preferred Stock**"; 9,840,988 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A Preferred Stock**"; 2,540,369 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series A-1 Preferred Stock**"; 12,387,387 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series B Preferred Stock**"; 338,777 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series B-1 Preferred Stock**"; and 2,069,309 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series B-2 Preferred Stock**"; each with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The Series A Preferred Stock and Series A-1 Preferred Stock may collectively be referred to as the "**Series A/A-1 Preferred Stock**". The Series B Preferred Stock, Serie B-1 Preferred Stock and Series B-2 Preferred Stock may collectively be referred to as the "**Series B/B-1/B-2 Preferred Stock**". Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The holders of Preferred Stock shall be entitled to receive, on a pari passu basis, when, as and if declared by the Board of Directors of the Corporation, but only out of funds that are legally available therefor, cash dividends at the rate of eight percent (8%) per annum of the applicable Original Issue Price (as defined below) on each outstanding share of Preferred Stock (the "**Non-cumulative Preferred Dividend**"). Such dividends shall be payable only when, as and if declared by the Board of Directors of the Corporation and shall be non-cumulative. In any fiscal year, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the sum of (a) the amount of the Non-cumulative Preferred Dividend and (b) (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the

product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean $0.60 per share with respect to the Series Seed 1 Preferred Stock, $0.78 per share with respect to the Series Seed 2 Preferred Stock, $1.3002 per share with respect to the Series A Preferred Stock, $0.9257 per share with respect to the Series A-1 Preferred Stock, $2.2108 per share with respect to the Series B Preferred Stock, $1.4172 per share with respect to the Series B-1 Preferred Stock, and $1.4739 per share with respect to the Series B-1 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid , on a pari passu basis, out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, plus any Non-cumulative Preferred Dividend declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 2.FourthB.4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to, for each series of Preferred Stock, as applicable, as the "**Preferred Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed 1, Series Seed 2, Series A and Series A-1 Preferred Stock (such series, collectively, the "**Voting Preferred**"), including a majority of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration

received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock, on a pari passu basis, at a price per share equal to the Preferred Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(c) Redemption Notice. The Corporation shall send written notice of the redemption pursuant to this Subsection 2.3.2(b) (the "Redemption Notice") to each holder of record of Preferred Stock not less than forty days prior to Redemption Date. Each Redemption Notice shall state:

(i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;
(ii) the Redemption Date and the Redemption Price;
(iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.1); and
(iv) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d) Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has previously exercised his, her or its right to convert such shares as provided in Section B.4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, as requested in writing by the Corporation, and thereupon the Preferred Liquidation Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Preferred shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which such shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Voting Preferred shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis. The Series B, Series B-1 and Series B-2 Preferred Stock (collectively, the "**Non-Voting Preferred**") shall be non-voting, and holders of such shares of Preferred Stock shall not be entitled to voting rights with respect to such shares. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3.2 Election of Directors. The holders of record of the shares of Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one director of the Corporation (the "**Series Seed Director**"). The holders of record of the shares of Series A Preferred Stock, voting exclusively and as a separate class on an as-converted basis, shall be entitled to elect one director of the Corporation (the "**Series A Director**," and together with the Series Seed Director, the "**Preferred Directors**"). The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation (collectively, the **"Common Stock Directors"**). Any director elected as provided in the preceding three (3) sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any

directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the Delaware General Corporation Law, any newly created directorships resulting from any increase in the authorized number of directors or amendment of this Amended and Restated Certificate of Incorporation may be filled by a majority of the directors then in office, though less than a quorum, or by a sole director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such newly created directorship is in relation to the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such newly created directorship as provided for herein. The holders of record of the shares of Common Stock and of Voting Preferred (and not including the Non-Voting Preferred), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation (such director(s) together with the Preferred Directors, the "**Non-Common Directors**"). At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series B Original Issue Date (as defined below) on which there are issued and outstanding less than 1,500,000 shares of Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock in the aggregate, and the rights of the holders of the Series A Preferred under the first sentence of this subsection shall terminate on the first date following the Series B Original Issue Date on which there are issued and outstanding less than 1,700,000 shares of Series A Preferred Stock in the aggregate (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least 3,200,000 shares of Voting Preferred (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the holders of a majority of the outstanding shares of Voting Preferred (and not including the Non-Voting Preferred) given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of any series of Preferred Stock;

3.3.3 create (by reclassification or otherwise), or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock having rights, preferences or privileges senior to or on parity with the Preferred Stock with respect the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 increase the authorized number of shares of Common Stock or Preferred Stock;

3.3.5 cause or permit any of its subsidiaries to, without approval of the Board of Directors, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "**Tokens**"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens, or develop a computer network either incorporating Tokens or permitting the generation of Tokens by network participants;

3.3.6 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.8 increase or decrease the authorized number of directors constituting the Board of Directors;

3.3.9 amend or waive any of the foregoing provisions of this Subsection 3.3.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price (as defined below) by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion**

Price" shall initially be equal to $0.60 per share with respect to the Series Seed 1 Preferred Stock, $0.78 per share with respect to the Series Seed 2 Preferred Stock, $1.3002 per share with respect to the Series A Preferred Stock and $0.9257 per share with respect to the Series A-1 Preferred Stock, $2.2108 per share with respect to the Series B Preferred Stock, $1.4172 per share with respect to the Series B-1 Preferred Stock, and $1.4739 per share with respect to the Series B-2 Preferred Stock. For each series of Preferred Stock the initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Applicable Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series B Original Issue Date**" shall mean the date on which the first share of Series B Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series B Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including at least one Preferred Director (provided that any Options for such shares that expire or terminate unexercised or any restricted stock repurchased by the Corporation at cost shall not be counted toward such maximum number unless and until such shares are re-granted as new stock grants (or as new Options) pursuant to the terms of any such plan, agreement or arrangement);

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the

Corporation, including at least one Preferred Director;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including at least one Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including at least one Preferred Director; or

(ix) shares of Series B/B-1/B-2 Preferred Stock issued pursuant to the Corporation's Series B, B-1 and B-2 Preferred Stock Purchase Agreement dated on or about the Series B Original Issue Date or Convertible Securities, including warrants, issued to any purchaser of the Series B/B-1/B-2 Preferred Stock in connection with the transactions contemplated thereunder.

4.4.2 No Adjustment of Applicable Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series B Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating

thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series B Original Issue Date), are revised after the Series B Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 2.FourthB.4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 4.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Applicable Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series B Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price of the Series Seed 1, Series Seed 2, Series A or Series A-1 Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price of such series shall be reduced, concurrently with such issue (with no such reduction with respect to the Series B/B-1/B-2 Preferred Stock), to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 2.FourthB.4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 2.FourthB.4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such

Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Subsection 2.FourthB.4.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series B Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series B Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to

the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series B Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 2.FourthA.12.FourthB.1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $3.9006 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 million of gross proceeds to the Corporation (a "**Qualified IPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for

Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. Other than as set forth in Section 2.3.2(b), the Preferred Stock is not redeemable.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; provided, however, that, so long as the holders of Preferred Stock are entitled to elect at least one Preferred Director, the affirmative vote of at least a majority of the Non-Common Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.4 of the Investors' Rights Agreement, dated on or about the Series B Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the

Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

This Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on June 16, 2022.

By: /s/ Vipin Jain
Vipin Jain, Chief Executive Officer

CERTIFICATE OF CORRECTION OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 6D BYTES INC.

6d bytes inc., a Delaware corporation (the "Corporation"), certifies pursuant to Section 103(f) of the General Corporation Law of the State of Delaware that:

1. The name of the corporation filing this certificate is 6d bytes inc., and it is a Delaware corporation.

2. The instrument being corrected is entitled "AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF 6D BYTES INC.", and said instrument was filed in the office of the Secretary of State of the State of Delaware on June 16, 2022 and said AMENDED AND RESTATED CERTIFICATE OF INCORPORATION requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The last sentence of Article Fourth, Section B.1. of said AMENDED AND RESTATED CERTIFICATE OF INCORPORATION inaccurately set forth as follows:

"The "**Original Issue Price**" shall mean $0.60 per share with respect to the Series Seed 1 Preferred Stock, $0.78 per share with respect to the Series Seed 2 Preferred Stock, $1.3002 per share with respect to the Series A Preferred Stock, $0.9257 per share with respect to the Series A-1 Preferred Stock, $2.2108 per share with respect to the Series B Preferred Stock, $1.4172 per share with respect to the Series B-1 Preferred Stock, and $1.4739 per share with respect to the Series B-1 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock."

4. The last sentence of Article Fourth, Section B.1. of said AMENDED AND RESTATED CERTIFICATE OF INCORPORATION as corrected, should read in its entirety as follows:

"The "**Original Issue Price**" shall mean $0.60 per share with respect to the Series Seed 1 Preferred Stock, $0.78 per share with respect to the Series Seed 2 Preferred Stock, $1.3002 per share with respect to the Series A Preferred Stock, $0.9257 per share with respect to the Series

A-1 Preferred Stock, $2.2108 per share with respect to the Series B Preferred Stock, $1.4172 per share with respect to the Series B-1 Preferred Stock, and $1.4739 per share with respect to the Series B-2 Preferred Stock, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock."

IN WITNESS WHEREOF, 6d bytes inc. has caused this Certificate of Correction to be signed by its President this 28th day of July 2022.

6D BYTES INC.

By: /s/ Vipin Jain
Vipin Jain, Chief Executive Officer